



06003735

SE(___)ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-22722
8-22772

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Birkelbach Investment Securities, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11490

208 South LaSalle Street   Suite 1700
_____
                  (No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGUARD TO THIS REPORT

Carl M Birkelbach   (312) 853-2820 ext. 105
                                          (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT   whose opinion is contained in this Report*

Bernard Kirsner, LTD
_____
         (Name -- if individual, last, first, middle name)

400 East Randolf, Suite 2021	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)


BIRKELBACH INVESTMENT SECURITIES, INC.
FINANCIAL STATEMENTS AND
AUDITORS' REPORT IN ACCORDANCE
WITH RULE 17a-5 AND
AUDITORS' REPORT ON INTERNAL CONTROL
DECEMBER 31, 2005

OATH OR AFFIRMATION

I,   Carl M Birkelbach   , *swear (or affirm) that, to the*
best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

      Birkelbach Investment Securities, Inc.   , as of

      December 31   , 2005   , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of
a customer, except as follows:

      None

"FICIAL SEAL"
..orge E. Langlois
.....y **Public, State** of Illinois
M) Commission Expires Feb. 27, 2006

Notary Public

                                            Signature

                                            CEO
                                            Title

This report contains (check all applicable boxes):

- [x] (a)   Facing page.
- [x] (b)   Statement of Financial Condition.
- [x] (c)   Statement of Income (Loss).
- [x] (d)   Statement of Changes in Financial Condition..
- [x] (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g)   Computation of Net Capital.
- [ ] (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l)   An Oath or Affirmation.
- [ ] (m)   A copy of the SIPC Supplemental Report.
- [ ] (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

PAGE NO.

Auditors' Report 1

Statement of Financial Condition 2

Statement of Income and Retained Earnings 3

Statement of Cash Flows 4

Notes To Financial Statements 5

Computation of Net Capital 6

Schedule B
  Computation For Determination
    Of Reserve Requirements For
    Brokers-Dealers under Rule 15c3-3 7

Information For Possession or Control
  Requirements Under Rule 15c3-3 7

Statement Of Changes In Ownership Equity
  For The Year Ended December 31, 2005 7

Reconciliation Of Computation Of Net
  Capital Rule 17a-5, Paragraph D-4 7

Statement of Changes In Liabilities
  Subordinated To Claims Of General Creditors 7

Financial And Operations Data 7

Auditors' Report On Internal Control 8

Statement Of Availability 9

BERNARD M. KIRSNER, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
  Birkelbach Investment Securities, Inc.

       We have audited the accompanying balance sheet of BIRKELBACH
INVESTMENT SECURITIES, INC. as of December 31, 2005 and the
related statements of income, retained earnings, and cash flows
for the year then ended. These financial statements are the
responsibility of the Company's management. Our responsibility is
to express an opinion on these financial statements based on our
audit.

       We conducted our audit in accordance with generally accepted
auditing standards and with the audit requirements prescribed by
the Securities and Exchange Commission. Those standards require
that we plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial
statements. An audit also includes assessing the accounting
principles used and significant estimates made by management, as
well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our
opinion.

       In our opinion, the financial statements referred to above
present fairly, in all material respects, the financial position
of Birkelbach Investment Securities, Inc. at December 31, 2005 and
the results of its operations and its cash flows for the year then
ended in conformity with generally accepted accounting principles
in the form prescribed by the Securities and Exchange Commission.

       In connection with our examination of the financial
statements of Birkelbach Investment Securities, Inc. for the year
ended December 31, 2005, we have also examined the accompanying
supplementary information:

       Computation of Net Capital and Aggregate Indebtedness.
       Computation for Determination of Reserve Requirements for
          Brokers-Dealers Under Rule 15c3-3.
       Information for Possession or Control Requirements Under
          Rule 15c3-3.
       Statement of Changes in Ownership Equity for the Year Ended
          December 31, 2005.

BERNARD M. KIRSNER   JOEL JERABEK
400 EAST RANDOLPH STREET, CHICAGO, IL 60601   312-565-2775

Reconciliation of Computation of Net Capital Rule
   17a-5, Paragraph D-4.
Statement of Changes in Liabilities Subordinated
   to Claims of General Creditors.
Financial and Operation Data.

In our opinion, such schedules present fairly the information required to be set forth therein.

Bernard M. Kirsner, Ltd., CPA's

January 24, 2006
Chicago, Illinois

BIRKELBACH INVESTMENT SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Current Assets
  Cash and Cash equivalent $ 125,704
  Accounts receivable - trade   25,936
  Other Assets   390
    Total Current Assets $152,030

  Total Assets $152,030

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable
    and accrued expenses $ 58,628

Stockholders' Equity
  Common Stock, $1 par value,
   1,000 shares authorized,
   issued and outstanding $ 1,000
  Paid in capital   41,000
  Retained earnings   51,402
    Total Stockholders' Equity   93,402

  Total Liabilities and
    Stockholders' Equity $152,030

The accompanying notes are an integral part of these financial
statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue
  Commissions $1,643,045
  Dividend income   22
    Total Revenue $1,643,067

Expenses
  Operating expenses   1,577,106

        Net Income   65,961

Less: Dividend Paid to Shareholder   (68,400)

                                           (2,439)

Retained Earnings
  December 31, 2004   53,841

  December 31, 2005 $ 51,402

The accompanying notes are an integral part of these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities		
Net loss		$ 65,921
Add/(deduct) items not affecting cash		
Decrease in accounts receivable - trade	$ 16,584	
Decrease in accounts payable and accrued expenses	(33,100)	
Total		(16,516)
Net Increase in Cash Flow From Operating Activities		49,405
Dividend to Shareholder	.	(68,400)
Net Increase in Cash		$ 18,955

The accompanying notes are an integral part of these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related commission revenue and expenses are recorded on settlement date.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain a minimum net capital as defined by such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 the Corporation's net capital computed in accordance with this Rule was $82,995 as compared to a minimum requirement of $50,000.

3. CONTRACTUAL AGREEMENTS

The Company leases office space under an agreement expiring November 30, 2009. The base rent payments are as follows for each of the next years:

| 2006 | $40,809 | 2008 | 47,298 |
| 2007 | 44,053 | 2009 | 46,214 |

4. INCOME TAXES

The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal taxes is reflected in these financial statements.

Stockholder's Equity
  December 31, 2005   \$ 93,402

Deduction For Stockholders'
  Equity Not allowable For
  Net Capital Requirement
    12-B-1 Fees Receivable   10,000
    Other Asset   390
    Haircut   17
                                              10,407

                    Net Capital   82,995

Minimum Net Capital Required   50,000

              Excess Net Capital   \$ 32,995

Computation For Determination Of Reserve
  Requirements For Brokers-Dealers
  Under Rule 15c3-3

        Nothing to report under this caption.

Information For Possession Or Control
  Requirements Under Rule 15c3-3

        Nothing to report under this caption.

Statement Of Changes In Ownership Equity
  For The Year Ended December 31, 2005

            Balance, beginning of period $ 95,841
            Net gain (rounded)   65,961
            Shareholder's dividend   (68,400)

            Balance, end of period (rounded) $ 93,402

Reconciliation Of Computation Of Net
  Capital Rule 17a-5, Paragraph D-4

            Net capital per this report - Page 6 $ 82,995

            Net Capital per Form x-17, a-5, Part IIa $ 82,995

Difference due to Audit Adjustment at 12/31/05   0

Statement Of Changes In Liabilities
  Subordinated To Claims Of General Creditors

        Nothing to report under this caption.

Financial And Operational Data

        Nothing to report under this caption.

BERNARD M. KIRSNER, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
  Birkelbach Investment Securities, Inc.

        We have examined the accompanying financial statements of
BIRKELBACH INVESTMENT SECURITIES, INC. as required by Rule 17a-
5(d) as of December 31, 2005 and for the year then ended, and have
issued a report thereon dated January 24, 2006. As part of our
examination we reviewed and tested the system of internal
accounting control and the procedures for safeguarding securities
to the extent we considered necessary to evaluate the system as
required by generally accepted auditing standards and by Rule 17a-
5 under the Securities Exchange Act of 1934. In addition, we
reviewed the practices and procedures followed by the Company:

        1. in making the periodic computations of aggregate
        indebtedness and net capital as required by Rule 17a-
        3(a)(11).

        2. in making the quarterly securities examinations, counts,
        verifications and comparisons and the recording of
        differences required by Rule 17a-13.

Rule 17a-5 contemplates that the scope of the review and tests
should be sufficient to provide reasonable assurance that any
material weaknesses existing at the date of our examination would
be disclosed. Under these standards and that Rule the purposes of
such evaluation are to establish a basis for reliance thereon in
determining the nature, timing and extent of other auditing
procedures that are necessary for expressing an opinion on the
financial statements and to provide a basis for reporting material
weaknesses in internal accounting control.

        The objective of internal accounting control is to provide
reasonable but not absolute assurance as to the safeguarding of
assets against loss from unauthorized use or disposition, and the
reliability of financial records for preparing financial
statements and maintaining accountability for assets. The concept
of reasonable assurance recognizes that the cost of a system of
internal accounting control should not exceed the benefits derived
and also recognizes that the evaluation of these factors
necessarily requires estimates and judgments by management.
However, for the purpose of this report, under Rule 17a-5, the
cost-benefit relationship has been disregarded in determining
weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2005, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that we believe to be material.

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(B). Conditions of the exemption were being compiled as of the examination date and no facts came to our attention to indicate the exemption had not been compiled during the period under examination.

Bernard M. Kirsner, Ltd., CPA's

January 24, 2006
Chicago, Illinois

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF AVAILABILITY
DECEMBER 31, 2005

The statement of financial condition of the annual audit report of Birkelbach Investment Securities, Inc. pursuant to 17a-5 is available for examination at the offices of Birkelbach Investment Securities, Inc., 208 S. LaSalle Street, Suite 1700, Chicago, Illinois and at the office of the Securities and Exchange Commission in Chicago, Illinois.